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FOR IMMEDIATE RELEASE
Tuesday, November 21, 1995

Contact: Brad Samson, Wallace
         708-449-8600

         Jeff Zilka or Roy Wiley, HIll & Knowlton
         312-255-1200

                      WALLACE SENDS NEW LETTER TO SHAREHOLDERS

     Hillside, Ill., November 21 -- Wallace Computer Services, Inc. (NYSE:
WLS) today released the following text of a letter being sent to shareholders by Bob Cronin, president and chief executive officer, and Ted Dimitriou, chairman of the board:


Dear Wallace Shareholder:

    The determination by your Board of Directors that Moore Corporation Limited's $60 unsolicited hostile tender offer is INADEQUATE was dramatically reinforced by the record first quarter results we announced yesterday. Earnings per share before takeover expenses rose 63.5 percent over the first quarter of last year on a 35.4 percent gain in sales. These results substantially exceeded analysts' estimates and clearly demonstrate that Moore is attempting to DEPRIVE YOU, THE WALLACE SHAREHOLDERS, OF THE VALUE INHERENT IN YOUR SHARES.

WALLACE IS PRODUCING RECORD RESULTS

    The record first quarter results marked our fifth consecutive quarter of substantial growth. Your management has fundamentally moved the growth trajectory of your company upward and this is a major reason why Moore is attempting to gain control through its INADEQUATE offer.

    Our performance, proven track record and history of meeting or exceeding projections should confirm to all investors that Moore's offer is INADEQUATE because it does not reflect our value. A copy of the news release announcing first quarter results is attached.

MOORE'S OFFER IS INADEQUATE

    Your Board of Directors, after consultation with its financial advisor, Goldman, Sachs & Co., has unanimously rejected the Moore offer as INADEQUATE. We ask you to do the same thing. The Board is committed to act in the best interests of all Wallace shareholders, who have been well served by your current Board and management and will continue to be well served. In light of the record first quarter results, the Board continues to be optimistic about the future prospects of your company.

YOUR PROXY IS IMPORTANT

    We urge you not to sign any gold proxy cards you may receive from Moore or its agents. Your vote is important to ensure that Wallace continues to grow as an independent company and continues to deliver value to you today and in the future. If you have already signed Moore's gold proxy card, you may revoke that proxy card by signing, dating and returning the enclosed WHITE Wallace proxy card.
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RETURN THE ENCLOSED CARD

    PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE CARD EVEN IF YOU PREVIOUSLY HAVE SIGNED AND SENT IN ONE OR MORE WHITE CARDS. Only your latest dated proxy card will be counted. We are asking you to return new WHITE cards from time to time to reconfirm your vote and help us track the voting as we get closer to the annual meeting.

    Thank you for your loyalty and continued support.

    Sincerely,

Ted Dimitriou                            Bob Cronin
CHAIRMAN OF THE BOARD                    PRESIDENT AND CEO

     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois, with manufacturing, distribution and sales facilities throughout the United States.